Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Full year
In Millions of Dollars	2007	2006	2005	2004	2003
Fixed Charges:
Interest expense[1]	$666	$606	$498	$363	$375
Interest capitalized	16	19	16	11	10
One-third of rents[2]	146	96	100	107	87

Total Fixed Charges	$828	$721	$614	$481	$472

Earnings:
Income before income taxes and minority interests	$6,384	$5,492	$4,684	$3,938	$3,272

Fixed charges per above	828	721	614	481	472
Less: interest capitalized	(16)	(19)	(16)	(11)	(10)

	812	702	598	470	462

Amortization of interest capitalized	8	8	10	3	4

Total Earnings	$7,204	$6,202	$5,292	$4,411	$3,738

Ratio of Earnings to Fixed Charges	8.70	8.60	8.62	9.17	7.92

[1]

Effective January 1, 2007, we adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” As disclosed in note 9 to our Consolidated Financial Statements, interest related to unrecognized tax benefits was $56 million, $38 million, and $25 million for the years 2007, 2006 and 2005, respectively. The ratio of earnings to fixed charges would have been 9.33, 9.08, and 8.98 for the years 2007, 2006 and 2005, respectively, if such interest is excluded from the calculation.

[2]	Reasonable approximation of the interest factor.